Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended September 30,
	2010	2009
(Dollars in thousands)
EARNINGS:
Income before income taxes	$265,408	$355,841
Add (deduct):
Equity in earnings of unconsolidated entities	(75,047)	(67,034)
Distributions from unconsolidated entities	59,519	51,668
Amortization of capitalized interest	854	351
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(15,899)	(16,508)
	234,835	324,318
Add fixed charges:
Consolidated interest expense (1)	86,520	93,898
Interest portion (1/3) of consolidated rent expense	35,809	37,917
	$357,164	$456,133

FIXED CHARGES:
Consolidated interest expense (1)	$86,520	$93,898
Capitalized interest	3,263	2,739
Interest portion (1/3) of consolidated rent expense	35,809	37,917
	$125,592	$134,554

RATIO OF EARNINGS TO FIXED CHARGES	2.84	3.39

Tax-effected preferred dividends	$59	$59
Fixed charges	125,592	134,554
Fixed charges and preferred dividends	$125,651	$134,613

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.84	3.39

(1)     Interest expense on income tax contingencies is not included in fixed charges.